UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

(Mark One)
      [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-7288

__________________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

_________________________

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Bombay Company, Inc.
550 Bailey Avenue
Fort Worth, Texas  76107

THE BOMBAY COMPANY, INC.
Employee 401(K) Savings and Stock Ownership Plan
Index to Financial Statements and Schedules

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-10
Supplemental Schedule:
Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	11-12
Other schedules have not been presented because they were not applicable, and, thus, not required.
Signature	13
Exhibits:
Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Whitley Penn LLP

Fort Worth, Texas
June 28, 2007

THE BOMBAY COMPANY, INC.
Employee 401(k) Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets

Investments at fair value
Pooled separate accounts	$9,189,430	$8,297,402
Insurance company general account	2,299,076	2,477,213
Common stock, The Bombay Company, Inc.	626,093	1,405,590
Participant loans	598,457	561,137
Total investments	12,713,056	12,741,342

Receivables:
Participant contributions	—	102,395
Employer contributions	—	56,797
Total receivables	—	159,192

Total assets	12,713,056	12,900,534

Liabilities
Company loan payable	(261,884)	(261,884)
Administrative costs payable	—	(2,395)

Total liabilities	(261,884)	(264,279)

Net assets available for benefits at fair value	12,451,172	12,636,255

Adjustment from fair value to contract value for fully benefit–responsive investment contract	—	—

Net assets available for benefits	$12,451,172	$12,636,255

                                                 The accompanying notes are an integral part of these financial statements.

THE BOMBAY COMPANY, INC.
Employee 401(k) Savings and Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets:
Contributions:
Participant	$1,227,139	$1,245,475
Employer	682,336	707,261
Rollovers	137,005	81,215

Total contributions	2,046,480	2,033,951

Investment income (loss):
Interest and dividends	117,512	108,354
Net appreciation (depreciation) in
fair value of investments:
Pooled separate accounts	992,496	474,678
Common stock, The Bombay Company, Inc.	(798,076)	(1,210,901)
Total investment income (loss)	311,932	(627,869)

Total additions to net assets	2,358,412	1,406,082

Deductions from net assets:
Distributions to participants	(2,522,855)	(1,686,785)
Administrative costs	(20,640)	(21,536)

Total deductions from net assets	(2,543,495)	(1,708,321)

Net decrease in net assets available for benefits	(185,083)	(302,239)

Net assets available for benefits:
Beginning of year	12,636,255	12,938,494
End of year	$12,451,172	$12,636,255

                                                The accompanying notes are an integral part of these financial statements.

THE BOMBAY COMPANY, INC.
Employee 401(K) Savings and Stock Ownership Plan
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 – Description of the Plan

General
The Bombay Company, Inc. (the "Company") adopted The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan (the "Plan") on September 9, 1990, effective January 1, 1991, for the benefit of qualified employees.   The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan has complied with the fidelity bonding requirements of ERISA.  Reference should be made to the Plan document for a complete description.

Administration
The Plan is administered by the  Compensation and Human Resources Committee of the Board  of Directors of the Company  through  an  Administrative  Committee consisting of  two  officers  of  the Company.  This Administrative Committee oversees the Employee Benefits Department of the Company in conducting the daily operations of the Plan.  Effective April 1, 2004, Prudential Financial, Inc. acquired the retirement services of CB Trust Company ("CIGNA"), the Plan's former trustee.   In connection with the acquisition, Prudential Retirement Insurance and Annuity Company ("Prudential") assumed the administration and financial responsibilities of CIGNA and became the appointed Plan Trustee and Investment Administrator.  Prudential revalues the assets of the Plan daily. Each  revaluation  takes  into  account  earnings and capital  appreciation  or depreciation,  whether realized or unrealized,  of  the  assets  of  the  Plan.  Amounts credited to the accounts of participants are also adjusted at each valuation date so as to be equal to the value of the net assets of the Plan.  Participants receive valuation statements of their individual accounts as of each calendar quarter end.

Eligibility and Contributions
Employees of the Company who are at least 21 years of age, and have completed one year and at least 1,000 hours of service within twelve consecutive months are eligible to participate in the Plan.   An  eligible employee may elect to contribute  up to 75% of compensation to the Plan within  certain  limitations, beginning with  the  first  payroll  period  following attainment of the eligibility requirements.   Employee contributions to the Plan are made in the form of payroll deductions.  A participant  may  elect  to  change  the  percentage   of  compensation  to  be contributed  to the Plan up to four times in any Plan year.   Participants may also elect to suspend or resume participation with 30 days written notice to the Plan Administrator.

The Plan provides that the Company shall match 100% of each participant’s initial 3% contribution, and 50% of the next 2% contributed by the participant. The Company may make elective contributions in addition to the matching amounts.  Matching Company contributions are allocated to individual participant accounts monthly.  During 2006 and 2005, the Company made matching contributions of $682,336 and $707,261, respectively, in the form of cash.

The Plan accepts rollover contributions of participants’ distributions from other qualified plans under Section 401 of the Internal Revenue Code ("IRC"). Rollover contributions are not subject to matching Company contributions.

Vesting and Forfeitures
Participants are immediately vested in their contributions to the Plan plus actual earnings thereon.  For participants enrolling  in  the  Plan on or after January   1,  2000,  Company  matching  and  elective  contributions  made   to participants' accounts are fully vested immediately.  For participants enrolled in the Plan prior to January 1, 2000, vesting in the Company's matching and elective contributions was based upon the following schedule of service:

                Years of Service        Vested Amount

                       1                                     0%
                       2                                  100%

THE BOMBAY COMPANY, INC.
Employee 401(K) Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

In the event of termination of employment, the unvested portion of a participant's account in the Plan is forfeited.  At the discretion of the Administrative Committee, all forfeited amounts are available to pay administrative charges, offset Company contributions or be reallocated to remaining participants as of the end of the Plan year.  Reallocations are based on the ratio that a participant’s compensation for the Plan year bears to the total compensation of all such participants' compensation for the Plan year.  During the years ended December 31, 2006 and 2005, forfeitures totaled $144 and $559, respectively.   Forfeitures during 2006 and 2005 represent amounts unvested by participants terminated prior to December 31, 2001 but distributed subsequent to that date.

Distributions
Upon reaching age 70-1/2, upon death or disability, or upon termination of employment, the vested portion of a participant's account is generally paid to the participant or beneficiaries in the form of a lump-sum payment.  Prior thereto, distributions may be made upon reaching age 59-1/2 or if a financial hardship situation, as defined by the IRC, is established.  Distributions may be made in the form of cash, Company stock, or a combination thereof, at the discretion of the participant.

The Plan was amended effective March 28, 2005 to allow the Plan to distribute vested benefits of terminated participants that range from $1,000 to $5,000 to an IRA established for terminated participants at a financial institution selected by the Plan.  Terminating participants with vested balances of less than $1,000 will continue to receive distributions in cash.

Participant Loans
A participant may borrow up to the lesser of $50,000 or 50% of total vested account balance, but not less than $500, for a term not to exceed ten years.  Loan balances plus interest at the rate of prime +1%, are generally repaid through payroll deductions and are credited to the participant’s account from which they were borrowed.  Interest rates ranged from 5.00% to 9.25% for participant loans outstanding at December 31, 2006.

Expenses of the Plan
The Plan bears the cost of administrative expenses in the event the Company does not elect to absorb such expenses.  The administrative costs reflected in the accompanying financial statements represent the portion paid or payable by the Plan.  The Company paid $18,539 and $17,293 for expenses incurred in the administration of the Plan during 2006 and 2005, respectively.   Certain administrative functions are performed by employees of the Company, including members of the Administrative Committee, without compensation from the Plan.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
Accounting  records  of  the  Plan  are  maintained  on  the  accrual  basis of accounting  in accordance with accounting principles generally accepted in  the United States of America.

Use of Estimates
The  preparation   of   financial  statements  in  conformity  with  accounting principles  generally  accepted  in  the  United  States  of  America  requires management  to  make  estimates.    Actual results could differ from these estimates.

THE BOMBAY COMPANY, INC.
Employee 401(K) Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

Contributions
Contributions from the Company and participants are accrued as they become obligations of the Company, as determined by the Administrative Committee, and in the period in which they are deducted, in accordance with salary deferral agreements.

Investments
The investments of the Plan are stated at quoted market values in an active market as of the end of the Plan year.  Investment gains and losses are accounted for using the average cost basis of the securities sold.  These investments are subject to market or credit risks customarily associated with equity investments.

The net appreciation (depreciation) in fair value of investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Adoption of New Accounting Pronouncements
Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board  Staff Position AAG INV-1 and Statement of Position 94-4-1 Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”).  The FSP requires retroactive adoption to January 1, 2005 for comparative statements of net assets available.  This guidance requires all investments held by a defined contribution plan to be stated at fair value.  However, for investment contracts that are fully benefit-responsive, contract value is still considered to be the relevant measurement attribute.  As such, the FSP requires additional disclosure on the statements of net assets available to show the adjustment from fair value to contract value for the investment contract.  Adoption of the FSP does not impact the statements of changes in net assets available, which are presented on a contract value basis.

Note 3 - Investments

In  1994,  the  Plan entered into a group  annuity  contract  with  Connecticut General  Life Insurance  Company  ("Connecticut  General"),  a  CIGNA  company.  During 2004, CIGNA sold its Retirement & Investments division to Prudential Financial, Inc.  In connection  with  the  acquisition,  the  Plan's  group annuity contract,  trustee  and  investment  administrator  were transferred to Prudential.  Prudential maintains contributions in pooled separate accounts or insurance company general accounts established as investment vehicles for qualified retirement plans.  Participant contributions and matching Company contributions are invested in any or all of 21 Prudential pooled separate accounts, one Prudential general account or Company stock, based upon the participant's discretion.

The pooled separate accounts are credited with Plan contributions and earnings on the underlying investments,   and   charged   for Plan withdrawals and administrative expenses billed to the Plan by Prudential.  The assets of each of the pooled separate accounts are invested in shares of the designated underlying mutual funds.  In addition, from time to time, Prudential may invest amounts in short-term money market instruments, cash or cash equivalents.   The pooled separate accounts are stated at fair value as of December 31, 2006 and 2005.

The general account is a guaranteed income account based on insurance contracts and is credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged  by  Prudential.  The Plan’s general account is fully benefit-responsive according to the criteria stated in the FSP discussed in

THE BOMBAY COMPANY, INC.
Employee 401(K) Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

Note 2.  For this reason the Statements of Net Assets Available include disclosures to adjust the general account from fair value to contract value.  However the adjustments for 2006 and 2005 are zero, as the contract value approximates fair value.  The average yield and crediting interest rates were 3.6% and 3.2% for 2006 and 2005, respectively.  The average crediting rate is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year fair value and then annualizing the result.  The crediting interest rate is determined semi-annually by Prudential, but cannot be less than 1.5%.  Principal and interest in the general account are guaranteed against loss by Prudential.  Circumstances that would limit a participant’s ability to transact with the fund are not considered probable of occurring.  Under no circumstances are the participant accounts in the general account settled at amounts other than contract value.

Investments in Company common stock, which is traded on the New York Stock Exchange (“NYSE”), are reflected at fair value at December 31, 2006 and 2005 based on the closing price on the respective dates.

Individual investments with a market value greater than 5% of net assets available for benefits at December 31 were as follows:

	2006	2005
General Account, Guaranteed Income	$2,299,076	$2,477,213
Dryden S&P Index Fund	1,096,079	973,919
Fidelity Advisor Growth Opportunities Fund	826,788	750,764
International Blend/The Boston Co.	763,923	N/A
Large Cap Growth/Goldman Sachs	751,340	739,955
The Bombay Company, Inc. Common Stock	626,093	1,405,590

Note 4 – Loan from Company

On June 8, 1994, the Company loaned the Plan $261,884 to pay benefits to terminated participants.  The loan is non-interest bearing and is payable upon demand by the Company.

Note 5 – Tax Status of the Plan

The Plan has received a determination letter from the IRS dated May 5, 2006, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal income taxes.  The Plan has been amended since receiving the determination letter.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Company believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax- exempt.

Note 6 – Termination of the Plan

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA.  Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries.  In the event of termination of the Plan or irrevocable   discontinuation of Company contributions, all amounts credited to the accounts of participants will be fully vested and non-forfeitable.

THE BOMBAY COMPANY, INC.
Employee 401(K) Savings and Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2006 and 2005

Note 7 - Subsequent Events

In connection with the audit of the financial statements for the fiscal year ended February 3, 2007 filed in the Company’s Annual Report on Form 10-K on May 4, 2007, the Company’s independent registered public accounting firm issued an opinion on the financial statements that included an explanatory paragraph regarding the uncertainty surrounding the Company’s ability to operate as a going concern. Reasons cited include the Company’s recent historical operating losses, negative cash flow from operations, projections of on-going losses for 2007 and potential deficiencies of liquidity. While the Company’s management has formulated a transformation strategy intended to improve operating performance and return the Company to profitability, as well as positive cash flows, uncertainty exists surrounding the Company’s ability to achieve these goals.  The value of the Company’s stock, which is one of the investment options offered by the Plan, has declined from $1.28 as of the end of Plan Year 2006 to $0.62 as of June 25, 2007.

On June 25, 2007, the NYSE announced that as a result of the Company’s failure to meet the continued listing standard regarding maintenance of an average closing price of its common stock of not less than $1.00 over a consecutive 30 trading day period, as well as the requirement for average global market capitalization over a consecutive 30 trading day period of not less than $75 million and stockholders’ equity of not less than $75 million, that the NYSE would suspend Bombay’s common stock prior to the market opening on June 28, 2007 and would subsequently initiate delisting procedures.  The Company is currently making arrangements for its common stock to be quoted on the OTC Bulletin Board.

THE BOMBAY COMPANY, INC.
Employee 401(k) Savings and Stock Ownership Plan
Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2006

EIN: 75-1475223
PN:  002

(a)  (b) Identity of issue, borrower,            (c) Description of investment including maturity date,                             (e) Current
          lessor or similar party                              rate of interest, collateral, par or maturity value                                           value

 *    Prudential Retirement Insurance              General Account, Guaranteed Income
        & Annuity Company                                 49,425 units of participation                                                                       $2,299,076

 *    Prudential Retirement Insurance              Separate Account B, Dryden S&P Index Fund
        & Annuity Company                                 13,340 units of participation                                                                         1,096,079

 *    Prudential Retirement Insurance              Separate Account 55A, Fidelity Advisor Growth Opportunities Fund
        & Annuity Company                                 12,708 units of participation                                                                            826,789

 *    Prudential Retirement Insurance              Separate Account BIA, International Blend / The Boston Co
        & Annuity Company                                 42,710 units of participation                                                                            763,923

 *    Prudential Retirement Insurance              Separate Account CG, Large Cap Growth/Goldman Sachs
        & Annuity Company                                 63,253 units of participation                                                                            751,340

 *    Prudential Retirement Insurance              Separate Account L2, Lifetime 30
        & Annuity Company                                 17,575 units of participation                                                                            542,057

 *    Prudential Retirement Insurance              Separate Account, Integrity Small Cap Value
        & Annuity Company                                 38,730 units of participation                                                                            503,280

 *    Prudential Retirement Insurance              Separate Account L1, Lifetime 20
        & Annuity Company                                 15,274 units of participation                                                                            478,090

 *    Prudential Retirement Insurance              Separate Account L3, Lifetime 40
        & Annuity Company                                 15,547 units of participation                                                                            453,635

 *    Prudential Retirement Insurance              Separate Account MG1, Mid Cap Growth / Artisan Partners
        & Annuity Company                                 37,205 units of participation                                                                            451,629

 *    Prudential Retirement Insurance              Separate Account FTF, Small Cap Growth / Times Square Fund
        & Annuity Company                                 18,416 units of participation                                                                            438,185

 *    Prudential Retirement Insurance              Separate Account 15, Corporate Bond / BSAM Fund
       & Annuity Company                                  24,819 units of participation                                                                            401,653

 *    Prudential Retirement Insurance              Separate Account BSC, Small Cap Value / Perkins, Wolf, McDonnell
        & Annuity Company                                 14,201 units of participation                                                                            383,639

 *    Prudential Retirement Insurance              Separate Account LC2, Large Cap Growth / Turner Investment
        & Annuity Company                                 27,460 units of participation                                                                            359,621

 *    Prudential Retirement Insurance              Separate Account 5O1, Oakmark Select I Fund
        & Annuity Company                                 8,923 units of participation                                                                              352,581

 *  Represents a party-in-interest as defined by ERISA

                                                                                                                                      THE BOMBAY COMPANY, INC.
                                                     Employee 401(k) Savings and Stock Ownership Plan
                                                                                                  Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)
                                              December 31, 2006

EIN: 75-1475223
PN:  002

(a)  (b) Identity of issue, borrower,            (c) Description of investment including maturity date,                             (e) Current
          lessor or similar party                               rate of interest, collateral, par or maturity value                                          value

 *   Prudential Retirement Insurance               Separate Account MV1, Mid Cap Value / Wellington Management
        & Annuity Company                                 15,273 units of participation                                                                            330,629

 *   Prudential Retirement Insurance               Separate Account LV3, Large Cap Value / Wellington Management
        & Annuity Company                                 19,205 units of participation                                                                            284,025

 *   Prudential Retirement Insurance               Separate Account, Oppenheimer Global Fund
        & Annuity Company                                 2,537 units of participation                                                                              205,392

 *   Prudential Retirement Insurance               Separate Account 5RH, Fidelity Advisor Equity Income
        & Annuity Company                                 3,427 units of participation                                                                              181,610

 *   Prudential Retirement Insurance               Separate Account 55I, Fidelity Advisor Equity Growth
        & Annuity Company                                 2,148 units of participation                                                                              177,671

 *   Prudential Retirement Insurance               Separate Account L4, Lifetime 50
        & Annuity Company                                 5,961 units of participation                                                                              167,942

 *   Prudential Retirement Insurance               Separate Account L5, Lifetime 60
        & Annuity Company                                 1,579 units of participation                                                                               39,660

                                                                              Total Insurance Company Investment Contracts                                   11,488,506

 *   The Bombay Company, Inc.                      Common Stock, $1 par value, 489,135 shares                                                626,093

                               5.00% to 9.25% interest (cost$-0-)
 *   Participant loans                                          Terms vary from one month to nine years                                                    598,457

                                                                                                                                                                                                    $12,713,056

 *   Represents a party-in-interest as defined by ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bombay Company, Inc.
Employee 401(k) Savings and Stock Ownership Plan
(Name of Plan)

Date: June 28, 2007                                                                                                          /s/ ELAINE D. CROWLEY
                                                                                                                                            Elaine D. Crowley
                                                                                                                                            Senior Vice President, Chief Financial
                                                                                                                                            Officer and Treasurer